UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31204 / August 11, 2014

In the Matter of

COLLEGE RETIREMENT EQUITIES FUND
TIAA-CREF INVESTMENT MANAGEMENT, LLC

c/o Rachael Zufall
TIAA-CREF
8500 Andrew Carnegie Boulevard
Charlotte, NC 28262

(812-14305)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(f)(1) AND 18(i) OF THE ACT

College Retirement Equities Fund and TIAA-CREF Investment Management, LLC filed an application on May 2, 2014, and an amendment to the application on June 11, 2014, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from sections 18(f)(1) and 18(i) of the Act. The order permits a registered open-end management investment company that offers variable annuity contracts to issue multiple classes of units with varying administrative and/or distribution expenses and other expenses.

On June 23, 2014, a notice of the filing of the application was issued (Investment Company Act Release No. 31092). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered.

On July 23, 2014, the Commission received a hearing request from Mr. Timothy H. Buchman. On August 11, 2014, the Commission received correspondence from Mr. Buchman withdrawing the hearing request. The Commission has not ordered a hearing on its own motion.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, in the matter of College Retirement Equities Fund, <u>et al</u>. (File No. 812-14305),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(f)(1) and 18(i) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary